

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Arben Kryeziu
President and Chief Executive Officer
Code Rebel Corporation
77 Ho'okele Street, Suite 102
Kahului, Hawaii 96732

> **Re: Code Rebel Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 20, 2015**
> **CIK No. 0001613011**

Dear Mr. Kryeziu:

We have the following comments after reviewing your letter dated January 20, 2015 and the above-referenced draft registration statement. Unless otherwise noted, where we reference prior comments we are referring to our letter dated December 19, 2014.

Prospectus Cover Page

1.   We were unable to locate the revisions made in response to prior 3. The table on the cover page should include "total minimum" and "total maximum" columns, given the min/max nature of the proposed offering.

Prospectus Summary

Our Revenue Model and Product Distribution, page 3

2.   We note your response to prior comment 4. Please revise to quantify the number of paid licenses and trial licenses included in the total number of licenses that you have granted. Additionally, please advise us whether a trial license that was converted into a paid license was counted as a single license in the above-referenced total, and if not, please revise to clearly indicate this. Lastly, please provide us with the percentage of trial licenses that have been successfully converted into paid licenses.

Risk Factors

Risks Related to Our Company and Our Industry

We are an "emerging growth company" and our election to delay adoption…, page 22

3.   We note your response to prior comment 6; however, it does not appear that the referenced risk factor informs potential investors that management will not be required to conduct an evaluation of the effectiveness of your internal control over financial reporting until the end of the fiscal year for which your second annual report is due. Please revise to discuss resulting risks in a separately-captioned risk factor or advise.

Dilution, page 29

4.   It appears that information presented in your dilution table assumes completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. Make similar revisions to your beneficial ownership table on page 54.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Revenue, page 33

5.   With respect to prior comments 8 and 10, please confirm, if true, that the technical problems you encountered in 2013 did not result in material costs and that other technical problems that may negatively impact your results are not known to currently exist. If the costs of these events were material, it appears you should estimate the range of the costs incurred because of the technical problems you describe.

Executive Compensation

Summary Compensation Table, page 52

6.   Please revise the summary compensation table to cover the two most recently completed fiscal years (i.e., 2014 and 2013). See Item 402(n)(1) of Regulation S-K. Also update other disclosure responsive to Item 402 so that the disclosure is provided with respect to the most recently completed year. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Arben Kryeziu
Code Rebel Corporation
February 4, 2015
Page 3

Certain Relationships and Related Party Transactions, page 55

7.   Your response to prior comment 18 indicates that the sales price of your office space was based on an evaluation of the fair market value of the property at the time of the sale. Please revise to clarify who conducted this evaluation.

Item 16. Exhibits and Financial Statement Schedules, page II-3

8.   Please file the escrow agreement as soon as practicable. We will need adequate time to review this agreement prior to effectiveness. Additionally, clarify whether investors will be entering into subscription agreements in connection with offering, and if so, file a form of the agreement as an exhibit.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
       Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP